900 S. Capital of Texas Hwy. Las Cimas, Fifth Floor Austin, TX 78746-5546 PHONE: 512.338.5400 FAX: 512.338.5499 www.wsgr.com

March 16, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Song P. Brandon, Esq., Office of Mergers and Acquisitions

RE:	Integrated Silicon Solution, Inc.
Schedule TO-I
Filed March 2, 2009
File No. 5-55171

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 12, 2009 relating to the Company’s tender offer statement on Schedule TO filed with the Commission on March 2, 2009.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta, Esq.
J. Robert Suffoletta, Esq.

Enclosure

cc:	Scott D. Howarth, Integrated Silicon Solution, Inc.

INTEGRATED SILICON SOLUTION, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION

COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED MARCH 12, 2009

This Memorandum sets forth the response of Integrated Silicon Solution, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 12, 2009 relating to the Company’s tender offer statement on Schedule TO filed with the Commission on March 2, 2009 (the “Schedule TO”).

This Memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold italic typeface before each of its responses.

Schedule TO-I

Exhibit (a)(1)(A): Offer to Exchange

Risks of Participating in the Offer, page 10

1.	We note your statement where you refer to “forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.” Please revise your document to clarify that forward-looking statements made in connection with your exchange offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995. Please also make similar revisions in future press releases and filings.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised the disclosure on page 10 of the Offer to Exchange to clarify that forward-looking statements made in connection with the offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995. We further advise the Staff that the Company intends to include similar language in future press releases and filings related to the offer.

Determination of validity; rejection of options; waiver of defects; no obligations to give notice of defects, page 29

2.	We note your disclosure indicating that your determination of certain events will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to the “Conditions of the offer” section of the offer document.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised the disclosure on page 29 of the Offer to Exchange as requested by the Staff. The Company has also made corresponding changes to the disclosure on page 33 of the Offer to Exchange and on page 3 to each of the Election Form and the Withdrawal Form.

Conditions of the offer, page 31

3.

We note your disclosure in the last paragraph of this section where you provide that your “failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

In response to the Staff’s comment, the Company confirms that, if an offer condition described in Section 8 of the Offer to Exchange is triggered, the Company will notify the holders of eligible options whether or not the Company has waived the offer condition. The Company has also revised the disclosure on page 33 of the Offer to Exchange by removing the language referenced in the Staff’s comment.

Legal matters: regulatory approvals, page 44

Miscellaneous, page 48

4.	We note your disclosure in the second full paragraph on page 44 under the heading “Legal matters; regulatory approvals” that you will not grant any new options if you are prohibited by applicable laws or regulations from granting new options. We also note similar disclosure you provide on page 20 under the heading “Miscellaneous” where you disclose that options will not be accepted from option holders residing in jurisdictions where it would violate that jurisdiction’s laws. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G, 1, of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

In response to the Staff’s comment, we respectfully advise the Staff that the Company is not aware of any applicable law or regulations prohibiting the Company from granting the new options. The Company has revised the disclosure on page 48 to specify that, if after good faith effort the Company cannot comply with the law in any jurisdiction applicable to the offering, that the exchange will not be completed in any jurisdiction. The Company respectfully submits that the disclosure on page 48 of the Offer to Exchange, as so revised, is consistent with the disclosure in the second full paragraph of the section entitled “Legal matters; regulatory approvals” on page 44 of the Offer to Exchange.

Extensions of offer; termination; amendment, page 45

5.	We note your disclosure in the first full paragraph on page 46 where you state that your reservation of “the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5). . .” (Emphasis Added). Please clarify your disclosure to indicate that your right to delay your acceptance of options is in connection with your right to extend the period of time during which the offer is open.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised the disclosure on page 46 of the Offer to Exchange as requested by the Staff.

Schedule B: Financial Information of Integrated Silicon Solution, page B-1

6.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised the summary financial information set forth in Schedule B to the Offer to Exchange in accordance with Item 1-02(bb)(1) of Regulation S-X as requested by the Staff. Information as to the ratio of earnings to fixed charges is not provided because the Company has only an immaterial amount of “fixed charges” (as such term is defined in the instructions to Item 503(d) of Regulation S-K) and, accordingly, the Company does not believe such ratio would be material to persons holding eligible options.

General Matters

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Integrated Silicon Solution, Inc.

By:	/s/ Scott D. Howarth
Scott D. Howarth,
President and Chief Executive Officer